Exhibit 10.37

32 Crosby Drive
Bedford, MA 01730
Tel: +1 781 687 8800
Fax: +1 781 687 8005
www.interactivedata.com

Privileged and Confidential

March 26, 2010

Roger Sargeant

10 The Glade

Sevenoaks

Kent TN13 3HD

Re:	Special Retention and Protection Program

Dear Roger:

As you know, the Board of Directors of Interactive Data Corporation (the “Company”) has been conducting a review of strategic alternatives for the Company. Although this review may result in one of a number of possible outcomes (including maintaining the status quo), one such alternative could involve a sale of the Company whereby control of the Company changes hands. We believe that any successful sale will require you and certain other key employees to assume additional responsibilities through the sale process and for a period of time after the sale, and therefore we are offering an attractive stay bonus, sales incentive, and enhanced severance protection, as follows:

1.	Stay Bonus. You will be entitled to a cash stay bonus (the “Stay Bonus”) equal to 150% of your Base Salary (the “Stay Bonus Percentage”). Payment of your Stay Bonus will be made in two installments – one-third will be paid as soon as practicable, and in any event within 30 days, after the date of a Change of Control, and the remaining two-thirds will be paid on the date that is four months following the date of the Change of Control. No payment of the Stay Bonus will be made unless you remain employed by the Company or its subsidiaries through the date the Stay Bonus is to be paid (and you have not given notice of termination to the Company or its subsidiaries, save for Good Reason), or unless your employment with the Company and its subsidiaries is terminated after the date of the Change of Control by the Company or its subsidiaries, the acquiror or any of its affiliates without Cause or by you for Good Reason, in which case any unpaid Stay Bonus will be paid to you as soon as practicable following such termination, that you have entered into a legally binding agreement statutory compromise agreement pursuant to which you agree not challenge the termination and not to make any claims against the Company, its subsidiaries or any related party.

2.	Sales Incentive. For each $0.01 that the Change of Control Price exceeds $30.00, a sales incentive of 0.2 percentage points of base salary will be added to the Stay Bonus. By way of illustration, if the Change of Control Price is $35.00, the Stay Bonus Percentage will be increased by 100 percentage points (0.2* ((35.00 - 30.00) / .01)). If, prior to a Change of Control, there is a stock split, stock dividend, or similar event that affects the outstanding shares of common stock of the Company, the Company shall make such adjustment to the foregoing formula as it determines appropriate to reflect such event.

3.	Enhanced Severance Protection. In addition to any severance payments or benefits to which you may otherwise be entitled, in the event that your employment with the Company and its subsidiaries is terminated by the Company or a subsidiary other than for Cause, or by you for Good Reason during the Change of Control Period, then you will be entitled to (i) an additional payment equal to your Target Bonus Amount, payable as soon as practicable after termination of your employment, and (ii) where such termination occurs during the second half of a calendar year, a further additional payment equal to the Prorated Target Bonus, payable as soon as practicable after termination of your employment, but which payment will offset any prorated bonus that you are otherwise eligible to receive under the terms of the applicable bonus program. In addition, if you are to be paid severance in accordance with our current redundancy practice and your Base Salary exceeds £100,000, the current £100,000 cap that has been applied in determining the amount of severance payable will be increased so that the maximum cap will equal your Base Salary. You will only be entitled to the enhanced payments specified in this paragraph 3 if you enter into a legally binding statutory compromise agreement pursuant to which you agree not to challenge the termination and not to make any claims against the Company, its subsidiaries or any related party.

4.	Expiration Date. If either (i) a definitive agreement which, if consummated, would result in a Change of Control, has not been entered into by the Company prior to January 1, 2011, or (ii) a Change of Control has not occurred prior to January 1, 2012, then this Letter Agreement shall expire and be null and void. The Company is under no obligation to cause a Change of Control to occur prior to such expiration, and may in its sole discretion delay the closing of any Change of Control transaction, terminate any agreement to consummate any Change of Control transaction, and/or permanently suspend any efforts to sell the Company.

5.	Entire Agreement. This Letter Agreement contains the entire understanding of the parties hereto relating to the subject matter herein contained, and can be changed only by a writing signed by both parties to this Letter Agreement.

6.	Confidentiality. You agree to maintain at all times the confidentiality of, and refrain from disclosing, making public, or discussing in any way (i) the existence, or terms and conditions, of this Letter Agreement (except that you may discuss this Letter Agreement with your immediate family members and professional financial and tax advisors, provided they have been informed of its confidential nature), and (ii) any other confidential information relating to the Company and its affiliates. In addition to any other remedies the Company may have, a breach of this paragraph by you (which will be deemed to include disclosure of the existence or terms or conditions of this Letter Agreement by your immediate family members or your professional financial and tax advisors) prior to the date of a Change of Control will automatically result in the forfeiture of all entitlements under this Letter Agreement.

7.	Definitions. Capitalized terms not otherwise defined shall have the meaning set forth below.

a.	“Base Salary” your annual base salary as in effect immediately prior to your termination of employment, or, if greater, as in effect immediately prior to the occurrence of the Change of Control.

b.	“Cause” means your (i) material breach of any term of any agreement with the Company or its subsidiaries, including, without limitation, any violation of confidentiality and/or non-competition agreements, (ii) material breach of any term of any written policy Company or its subsidiaries, including, without limitation, the Company’s Code of Business Conduct and Ethics, and the Company’s Pricing and Reference Data subsidiary Code of Conduct, (iii) any violation conviction for any act of fraud, theft, criminal dishonesty or any felony, (iv) engagement in illegal conduct, gross misconduct, or act involving moral turpitude which is materially and demonstrably injurious to the Company or its subsidiaries; or (v) willful failure (other than any such failure resulting from incapacity due to physical or mental illness), which failure is not cured within 30 days of written notice to you from the Company or any subsidiary, to perform your reasonably assigned material responsibilities to the Company or its subsidiaries. For purposes of subsection (v), no act or failure to act by you shall be considered “willful” unless it is done, or omitted to be done, in bad faith and without reasonable belief that your action or omission was in the best interests of the Company or its subsidiaries.

c.	“Change of Control” means the occurrence of any of the following:

(i) the acquisition by any individual, entity or group (within the meaning of Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor provisions thereto) of beneficial ownership (as defined in Rule 13d-3 of the Exchange Act or any successor provision thereto), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding voting securities; provided however, that for purposes of this subsection (i), the following acquisitions shall be disregarded: (A) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (B) any acquisition by a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (C) any acquisition by Pearson plc or any of its subsidiaries (“Pearson”);

(ii) the consummation of a merger, consolidation, or reorganization of the Company with or involving any other entity or the sale or other disposition of all or substantially all of the Company’s assets (any of these events being a “Business Combination”), unless, immediately following such Business Combination, at least one of the following conditions is satisfied: (A) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding voting securities of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, at least 50% of the combined voting power of the voting securities of the resulting or acquiring entity in such Business Combination (which shall include, without limitation, a corporation which as a result of such Business Combination owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring entity is referred to herein as the “Surviving Entity”) in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such Business Combination, or (B) Pearson beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then-outstanding voting securities of the Surviving Entity; or

(iii) the stockholders of the Company approve a plan of complete liquidation of the Company.

d.	“Change of Control Period” means the 12 month period beginning on the date of a Change of Control.

e.	“Change of Control Price” means (i) the price paid in a Change of Control for each share of common stock of the Company, plus (ii) the amount per share of any cash dividends or other cash distributions declared by the Company after the date hereof and prior to the Change of Control, other than normal recurring cash dividends in amounts not materially greater than currently paid. If any portion of such price is paid in the form of securities, the value of such securities, for purposes of calculating the Change of Control Price, will be determined by the average of the last sales prices for such securities on the five trading days ending five trading days prior to the Change of Control. If such securities do not have an existing public trading market, the value of such securities shall be the fair market value, as determined by the Company, on the day prior to the Change of Control.

f.	“Good Reason” means any of the following events or conditions occurring without your express written consent, provided that you shall have given notice of such event or condition within a period not to exceed ninety (90) days of the initial existence of such event or condition and the Company or its subsidiaries shall not have remedied such event or condition within thirty (30) days after receipt of such notice: (i) a materially adverse alteration in the nature or status of your responsibilities or the conditions of employment, provided that neither (x) a change in your reporting relationships, or an adjustment in the nature of a your duties and responsibilities that in either case continues to allow you to have the same authority with respect to the Company’s functional area, employees or products and services that you had immediately prior to such change or adjustment, nor (y) a change in, or elimination of, duties or responsibilities caused by reason of the Company ceasing to be publicly traded, shall constitute Good Reason; (ii) a material reduction in your Base Salary or Target Bonus Amount; (iii) a change of fifty (50) miles or more in your principal place of employment, except for required travel on business to an extent substantially consistent with your business travel obligations.

g.	“Prorated Target Bonus” means the Target Bonus Amount multiplied by a fraction, the numerator of which is the number of days you were employed by the Company or its subsidiaries during the calendar year in which your termination of employment occurred, and the denominator of which is 365.

h.	“Target Bonus Amount” means the amount of the annual bonus that would be payable to you if the Company and you achieved the targeted level of performance.

8.	Tax Matters. You should consult your own tax advisor as to the tax consequences of any payments made to you pursuant to this Letter Agreement, and neither the Company nor any of its subsidiaries is making any representations to you as to any particular tax treatment. All payments provided pursuant to this Letter Agreement are subject to reduction for applicable withholding and payroll taxes.

9.	Assignment. The Company may, prior to a Change of Control, assign this Letter Agreement and its rights and obligations hereunder to any of its affiliates, and upon a Change of Control, either the Company or any such affiliate may assign this Letter Agreement and its rights and obligations hereunder to an acquirer. You may not assign any of your rights or obligations under this Letter Agreement.

10.	Governing Law. This Letter Agreement shall be governed by the laws of the State of Massachusetts applicable to contracts entered into and performed entirely within the Massachusetts without regard to the principles of conflicts of laws.

Please indicate your agreement to and acceptance of this Letter Agreement by signing the enclosed copy and returning it in the envelope provided, postmarked no later than April 9, 2010, to Peter Castrichini, Director, Compensation, Benefits & HRIS, Interactive Data Corporation, 32 Crosby Drive, Bedford MA 01730.

I would like to take this opportunity to thank you for all your hard work and the contributions you have made, and look forward to our continued success with the Company.

Sincerely,

INTERACTIVE DATA CORPORATION

By:
Raymond L. D’Arcy
President and Chief Executive Officer

Agreed to and Accepted by:

Roger Sargeant

Date